Exhibit 99.1

[THOMSON LOGO]

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 539-8000
www.thomson.com

News Release

Media Contact:
Erica Friedlander
Manager, Media Relations
(203) 539-8259
erica.friedlander@thomson.com

The Thomson Corporation Names Gustav Carlson as Senior Vice President of Top Communications Post

STAMFORD, Conn., April 11, 2006 – The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced the appointment of Gustav Carlson, 48, as senior vice president, corporate communications.

Mr. Carlson joins Thomson with more than 25 years of experience as a senior communications executive and as an award-winning national business journalist and author. In his new role, Mr. Carlson will be responsible for developing and implementing strategic communications programs to build awareness and support for Thomson’s business initiatives and accomplishments. Mr. Carlson will report directly to Richard J. Harrington, president and chief executive officer of The Thomson Corporation, and will be a member of the executive committee.

“Gus has a proven track record in the development and execution of strategic communications, marketing and branding initiatives that support business objectives,” Mr. Harrington said. “His insight into and understanding of all aspects of communications will be invaluable as we continue transforming our business and maintain our innovative leadership position within the evolving information industry.”

Mr. Carlson’s team includes Dan Cost, vice president, employee communications, Frank Golden, vice president, investor relations, Michael Moore, vice president, executive communications, and Jason Stewart, vice president, media relations.

Mr. Carlson previously served as vice president, communications, for Standard & Poor’s. Before that, he was an associate partner in corporate communications at Accenture. He has also held senior communications positions with Barnes & Noble.com, PaineWebber and Hill & Knowlton.

A former business editor for The New York Times and The Miami Herald, Mr. Carlson was a member of the editorial staff awarded the Pulitzer Prize Gold Medal for coverage of Hurricane Andrew in 1992. Mr. Carlson began his media career as a newspaper editor and nationally syndicated columnist in Canada and is also the author of two books focusing on corporate reputation and culture.

Mr. Carlson is a graduate of Queen’s University in Kingston, Ontario, and the University of California, Santa Barbara. He also lectures at the college level and is active in a number of professional organizations.

The Thomson Corporation
The Thomson Corporation (www.thomson.com), with 2005 revenues of $8.70 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

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